UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

MAP PHARMACEUTICALS, INC.

(Name of Subject Company — Issuer)

GROUNDHOG ACQUISITION, INC.

ALLERGAN, INC.

(Names of Filing Persons — Offerors)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

56509R108

(CUSIP Number of Class of Securities)

Matthew J. Maletta, Esq.

Vice President,

Associate General Counsel and Secretary

Allergan, Inc.

2525 Dupont Drive

Irvine, California, 92612

(714) 246-4500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Terrence R. Allen, Esq.

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

Irvine, California, 92612

(949) 451-3800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 889,244,250	$ 121,292.92

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (x) $25.00, the tender offer price, by (y) 35,569,770, the number of outstanding shares of common stock of MAP Pharmaceuticals, Inc. as of January 30, 2013.

**	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, by multiplying the transaction valuation by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$121,292.92
Form or Registration No.:	Schedule TO
Filing Party:	Allergan, Inc. and Groundhog Acquisition, Inc., a wholly-owned subsidiary of Allergan, Inc.
Date Filed:	January 31, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-l

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☒	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

CUSIP No. 56509R108

(1)	NAMES OF REPORTING PERSONS Allergan, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares*
	(8)	SHARED VOTING POWER 30,500,220 shares*
	(9)	SOLE DISPOSITIVE POWER 0 shares*
	(10)	SHARED DISPOSITIVE POWER 30,500,220 shares*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,500,220 shares*
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.5%**
(14)	TYPE OF REPORTING PERSON (see instructions) CO

*	Consists of Shares validly tendered and not properly withdrawn pursuant to the Offer (as defined herein) by 12:00 midnight, New York City time, on the night of February 28, 2013, the Expiration Date of the Offer (including 2,717,161 Shares subject to guarantees of delivery), which were accepted for payment.

**	The calculation of this percentage is based on 35,661,202 total Shares outstanding as of 12:00 midnight, New York City time, on the night of February 28, 2013, the Expiration Date of the Offer.

CUSIP No. 56509R108

(1)	NAMES OF REPORTING PERSONS Groundhog Acquisition, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares*
	(8)	SHARED VOTING POWER 30,500,220 shares*
	(9)	SOLE DISPOSITIVE POWER 0 shares*
	(10)	SHARED DISPOSITIVE POWER 30,500,220 shares*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,500,220 shares*
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.5%**
(14)	TYPE OF REPORTING PERSON (see instructions) CO

*	Consists of Shares validly tendered and not properly withdrawn pursuant to the Offer (as defined herein) by 12:00 midnight, New York City time, on the night of February 28, 2013, the Expiration Date of the Offer (including 2,717,161 Shares subject to guarantees of delivery), which were accepted for payment.

**	The calculation of this percentage is based on 35,661,202 total Shares outstanding as of 12:00 midnight, New York City time, on the night of February 28, 2013, the Expiration Date of the Offer.

This Amendment No. 2 (“Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2013 (which, together with any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”). The Schedule TO relates to the offer by Groundhog Acquisition, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Allergan, Inc. (“Allergan”), to purchase all outstanding shares of common stock, par value $0.01 per share (individually, a “Share” and collectively, the “Shares”), of MAP Pharmaceuticals, Inc. (“MAP”), for $25.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 2013 (together with any amendments and supplements thereto, the “ Offer to Purchase”), and the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase.

All of the information set forth in the Offer to Purchase is hereby amended and supplemented as set forth below.

Items 1-11.

The Schedule TO and the Offer to Purchase are hereby amended and supplemented as set forth below:

“The Offer expired at 12:00 midnight, New York City time, on the night of February 28, 2013. The Depositary for the Offer has advised Allergan and Purchaser that, as of such time, an aggregate of 27,783,059 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 77.9% of the Shares then outstanding, and approximately 68.4% of the Shares then outstanding on a fully diluted basis. In addition, Notices of Guaranteed Delivery have been delivered with respect to 2,717,161 Shares, representing approximately 7.6% of the Shares then outstanding. The aggregate number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition that at least a majority of the outstanding Shares (on a fully diluted basis) be validly tendered and not properly withdrawn prior to the expiration of the Offer. Accordingly, all conditions to the Offer have been satisfied, and Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn pursuant to the Offer. Payment for such Shares will be made promptly in accordance with the terms of the Offer.

On March 1, 2013, Purchaser exercised the Top-Up Option to purchase from MAP a number of newly issued Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Allergan and Purchaser at the time of such exercise, constituted one Share more than 90% of the Shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares).

Following the exercise of the Top-Up Option, Purchaser effected the Merger pursuant to the “short-form” merger procedures set forth in Section 253 of the DGCL. As a result, on March 1, 2013, Purchaser merged with and into MAP, with MAP surviving the Merger as a wholly-owned subsidiary of Allergan. At the Effective Time, all remaining issued and outstanding Shares not tendered in the Offer (other than Shares owned by Allergan, Purchaser, MAP or any of its wholly-owned subsidiaries, and any Shares owned by MAP stockholders who validly exercise their appraisal rights in connection with the Merger) were converted into the right to receive the same cash price of $25.00 per Share paid in the Offer, without interest and less any applicable withholding taxes. Following the Merger, Allergan will cause the Shares to be delisted from the NASDAQ Global Select Market.

The press release issued by Allergan on March 1, 2013 in connection with the expiration of the Offer and the consummation of the Merger is filed as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(E)	Press Release issued by Allergan, Inc. on March 1, 2013.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Groundhog Acquisition, Inc.

By:	/s/ Jeffrey L. Edwards
Name: Jeffrey L. Edwards Title: Vice President and Chief Financial Officer

Allergan, Inc.

By:	/s/ Matthew J. Maletta
Name: Matthew J. Maletta Title: Vice President, Associate General Counsel and Secretary

Date: March 1, 2013

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 31, 2013.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on January 31, 2013.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Joint Press Release issued by Allergan, Inc. and MAP Pharmaceuticals, Inc., dated as of January 22, 2013 (incorporated by reference to Exhibit 99.2 to Allergan, Inc.’s Current Report on Form 8-K filed on January 23, 2013).*

(a)(5)(B)	Transcript of January 23, 2013 Allergan conference call (incorporated by reference to Exhibit 99.1 to Allergan, Inc.’s Schedule TO-C filed on January 24, 2013).*

(a)(5)(C)	Press Release issued by Allergan, Inc. on January 31, 2013.*

(a)(5)(D)	Joint Press Release issued by Allergan, Inc. and MAP Pharmaceuticals, Inc. on February 7, 2013.*

(a)(5)(E)	Press Release issued by Allergan, Inc. on March 1, 2013.**

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of January 22, 2013, by and among Allergan, Inc., Groundhog Acquisition, Inc. and MAP Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to Allergan, Inc.’s Current Report on Form 8-K filed on January 23, 2013).*

(d)(2)	Tender and Support Agreement, dated as of January 22, 2013, by and among Allergan, Inc., Groundhog Acquisition, Inc. and certain stockholders of MAP Pharmaceuticals, Inc. (incorporated by reference to Exhibit 99.1 to Allergan Inc.’s Current Report on Form 8-K filed on January 23, 2013).*

(d)(3)	Collaboration Agreement, dated as of January 28, 2011, among MAP Pharmaceuticals, Inc., Allergan USA, Inc., Allergan Sales, LLC and Allergan, Inc. (incorporated by reference to Exhibit 10.55 to Allergan, Inc.’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2010).*

Exhibit No.	Description

(d)(4)	First Amendment to Collaboration Agreement, dated May 10, 2011, among MAP Pharmaceuticals, Inc., Allergan USA, Inc., Allergan Sales, LLC and Allergan, Inc. (incorporated by reference to Exhibit 10.1 to Allergan, Inc.’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 2011).*

(d)(5)	Co-Promotion Agreement, dated January 28, 2011, among MAP Pharmaceuticals, Inc., Allergan USA, Inc. and Allergan, Inc. (incorporated by reference to Exhibit 10.56 to Allergan, Inc.’s Report on Form 10-K for the Fiscal Year ended December 31, 2010).*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
**	Filed herewith.